Exhibit 99.1

			9th Floor, 100 University Avenue Toronto, Ontario M5J 2Y1 www.computershare.com	+
000001
Mr A Sample Designation (if any) Add1 Add2 add3 add4 add5 add6			Holder Account Number C1234567890 X X X
Use a black or blue pen. Print in CAPITAL letters inside the box as shown in this example.	☒

Do you want to receive Celestica Inc.'s Annual Report?

Dear Shareholder,

Annually and in accordance with securities regulations, Celestica sends you its annual financial statements and related Management's Discussion & Analysis ("Annual Report"). You can now advise us in writing that you do not want to receive a copy of the Annual Report through the mail.

If you DO NOT want to receive the Annual Report by mail, simply check the box below and send this letter in the enclosed return envelope provided.

  ☐    NO, I/we DO NOT want to receive the Annual Report.

Celestica is committed to reducing costs to benefit all shareholders and preserving the environment. Rather than receiving the Annual Report by mail, registered shareholders may elect to receive it by registering online at www.computershare.com. Click "Investors" and then "Electronic Shareholder Communications". You will be required to provide your Holder Account Number, please see upper right-hand side of this form.

Privacy Notice

Computershare is committed to protecting your personal information. In the course of providing services to you and our corporate clients, we receive non-public personal information about you — from transactions we perform for you, forms you send us, other communications we have with you or your representatives, etc. This information could include your name, address, social insurance number, securities holdings and other financial information. We use this to administer your account, to better serve your and our clients' needs and for other lawful purposes relating to our services. We have prepared a Privacy Code to tell you more about our information practices and how your privacy is protected. It is available at our website, computershare.com, or by writing us at 100 University Avenue, Toronto, Ontario, M5J 2Y1.

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